Ex-17.2

January 12, 2012

Board of Directors
NovaDel Pharma Inc.
1200 Route 22 East, Suite 2000
Bridgewater, New Jersey 08807

Gentlemen:

Effective immediately, please accept my resignation as a member of the Board of Directors of NovaDel Pharma Inc. (the “Company”) as well as my positions on the committees of the Board of Directors of the Company.

Very truly yours,

/s/ Thomas E. Bonney
Thomas E. Bonney